EXHIBIT 4.4

First Amendment to

Alion Science and Technology Corporation

Employee Ownership, Savings and Investment Plan

(As Amended and Restated Effective October 1, 2011)

WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) for the benefit of its employees and employees of other adopting employers, and was last amended and restated as of October 1, 2011; and

WHEREAS, the Company desires to amend the Plan to (1) eliminate the 12-month Period of Service requirement for eligibility to receive Profit Sharing Contributions and instead provide for immediate eligibility for Profit Sharing Contributions and (2) clarify certain provisions that would apply upon a termination of the Plan.

NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective as of October 1, 2013, as follows:

1.	Section 3.1 is hereby amended in its entirety to read as follows:

“3.1 Eligibility Requirements.

An Eligible Employee shall be eligible to make Elective Deferrals and Rollover Contributions, and shall be eligible to receive Matching Contributions and Profit Sharing Contributions (if any), immediately following his or her Employment Commencement Date (or, if later, the date an Employee becomes an Eligible Employee).”

2.	The last sentence of Section 3.5 is deleted.

3.	Section 15.5(a)(1) is amended by revising the first two sentences to read as follows:

“If the Plan is terminated or contributions permanently discontinued, an Adopting Employer, at its discretion, may (at that time or at any later time) direct the Trustee to distribute the amounts in a Participant’s Account in a single lump-sum payment without the Participant’s consent as to the timing of such distribution. Such distribution shall comply with all applicable requirements of the Code and applicable law.”

4.	Section 15.5(c)(1) is amended to read as follows:

“(1) Amounts attributable to elective contributions shall only be distributable by reason of this Section if one of the following is applicable:

(A)	the Plan is terminated without the establishment or maintenance of an alternative defined contribution plan (as defined in Treas. Reg. § 1.401(k-1(d)(4)(i));

(B)	an Adopting Employer has a sale or other disposition to an unrelated corporation of substantially all of the assets used by the Adopting Employer in a trade or business of the Adopting Employer with respect to an Employee who continues employment with the corporation acquiring such assets; or

(C)	an Adopting Employer has a sale or other disposition to an unrelated entity of the Adopting Employer’s interest in a subsidiary with respect to an Employee who continues employment with such subsidiary.”

IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this First Amendment to the Plan to be executed on its behalf by the Chief Executive Officer effective as of October 1, 2013.

Alion Science and Technology Corporation

By:	/s/ Bahman Atefi
Name: Bahman Atefi
Title: Chief Executive Officer

2